Ecopetrol announces the dates for the publication of its fourth quarter 2023 and full year earnings report and conference call

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that after market close on Thursday, February 29, 2024, it will release its financial and operating results for the fourth quarter and full year 2023.

On Friday, March 1, 2024, Ecopetrol’s senior management will host a single virtual conference call to review the results, with transmission in Spanish and English. Please find below the time and links to access the conference:

Conference Call
09:00 a.m. Col Time
09:00 a.m. NY Time

To access the webcast, the following link will be available:

https://xegmenta.co/ecopetrol/conferencia-de-resultados-4t-2023/

Once you receive the invitation, you will find the link for the Spanish webcast and the link for the English webcast.

Participants will be able to ask questions using the webcast platform once the transmission of the call starts.

The earnings release, slide presentation, live webcast and recording of the conference call will be available on Ecopetrol’s website: www.ecopetrol.com.co.

Please verify the functioning of the webcast platform in your browser in advance of the call. We recommend the use of the latest versions of Internet Explorer, Google Chrome, and Mozilla Firefox.

Bogota D.C., February 15, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co